Exhibit (a)(24)

VENTANA MEDICAL SYSTEMS, INC.	FOR IMMEDIATE RELEASE

1910 E. Innovation Park Drive

Tucson, Arizona 85755

(520) 887-2155

VENTANA RESPONDS TO EXTENSION OF ROCHE’S

UNSOLICITED TENDER OFFER

Discussions with Roche Continue Under Confidentiality Agreement

Tucson, Arizona, January 16, 2008 – Ventana Medical Systems, Inc. (NASDAQ: VMSI), the global leader in tissue-based cancer diagnostics, today responded to Roche’s fifth extension of its unsolicited tender offer to acquire all outstanding shares of Ventana for $75.00 in cash per common share.

Christopher Gleeson, President and Chief Executive Officer of Ventana, stated, “Our Board of Directors continues to recommend that stockholders not tender any of their shares to Roche at this inadequate price. Our discussions with Roche under the confidentiality agreement are progressing, and we remain committed to providing superior value to our investors.”

Discussions between Ventana and Roche continue under the confidentiality agreement executed on November 13, 2007, which allowed Roche to commence due diligence and have appropriate access to non-public information regarding Ventana to better understand the Company’s business prospects and the inherent value in companion diagnostics. While no assurance can be made that Roche and Ventana will ultimately enter into a definitive agreement, Ventana remains committed to exploring all value creation opportunities and remains focused on maximizing stockholder value.

Less than 0.2% of Ventana’s approximately 35 million outstanding shares were tendered into the Roche offer.

ABOUT VENTANA MEDICAL SYSTEMS, INC.

Ventana develops, manufactures, and markets instrument/reagent systems that automate tissue preparation and slide staining in clinical histology and drug discovery laboratories worldwide. The Company’s clinical systems are important tools used in the diagnosis and treatment of cancer and infectious diseases. Ventana’s drug discovery systems are used to accelerate the discovery of new drug targets and evaluate the safety of new drug compounds. Visit the Ventana Medical Systems, Inc. website at www.ventanamed.com.

SAFE HARBOR STATEMENT

This press release may contain certain forward-looking statements within the meaning of the federal securities laws. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expected, depending on a variety of factors, such as risks associated with the development, manufacturing, marketing, and sale of medical products, competitive factors, general economic conditions, legal disputes, and government actions. Please refer to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC), and all subsequent SEC filings, for a more detailed discussion of applicable risks and uncertainties.

VENTANA’S STOCKHOLDERS SHOULD READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WHICH WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON JULY 11, 2007, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO. THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT SETS FORTH THE REASONS FOR THE RECOMMENDATION OF THE VENTANA BOARD AND RELATED INFORMATION. THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC’S WEBSITE AT WWW.SEC.GOV, AT VENTANA’S WEBSITE AT WWW.VENTANAMED.COM OR FROM VENTANA’S INFORMATION AGENT, INNISFREE M&A INCORPORATED AT (888) 750-5834.

For Media:	For Investors:
Anna Cordasco/Brooke Morganstein	Alan Miller/Jennifer Shotwell
Sard Verbinnen & Co	Innisfree M&A Incorporated
212-687-8080	212-750-5833